July 6, 2009

Mr. John P. Nolan

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Nolan:

I am writing in response to your comment letter (file number 000-13396) dated May 12, 2009. In the text that follows, we have reproduced your comments in italic font with our responses in bold font following each comment.

1.	We note your response to comment two to our letter dated March 3, 2009 where you indicate that you continue to believe that the security was not other-than-temporarily impaired as of September 30, 2008. We note that you account for this security pursuant to EITF 99-20, and it is unclear to us how you reached a conclusion that there was not an adverse change in cash flows, considering both the timing of the cash flows and the amount of cash flows, as discussed in par. 12 of EITF 99-20 from the original purchase of the security to the cash flows estimated as of September 30, 2008. In this regard, we note that you determined the security’s fair value was 85% below cost as of this date, and as of December 31, 2008, you determined the security was worthless and you wrote the entire balance down to zero. Please respond to the following:

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We note in your response that the most significant reasons for the unrealized loss position of the US Capital Funding VI security at June 30, 2008 and September 30, 2008 were the liquidity disruptions within the credit markets and the generally stressed condition within the financial services industry. However, please explain why you believe this was solely the explanation for the decrease in fair value, when your other structured pooled trust preferred securities have not declined anywhere near as severely as of those dates.

It was not management’s intent in responding to previous comment letters that the sole reasons for the decrease in fair value of US Capital Funding VI were the liquidity disruptions within the credit markets and the generally stressed condition within the financial services industry. As of June 30, 2008 and September 30, 2008, the valuation expert utilized by the Corporation to estimate the fair value of this security was of the opinion that trades taking place in trust preferred backed collateralized debt obligations were distressed sales. Therefore, the valuation expert calculated a Level 3 price using the guidance of paragraph 30 of FASB Statement No. 157 and related FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. It is important to note that the FASB did not issue FSP 157-3 until mid-October 2008.

The fair value of this security declined more severely than other structured pooled trust preferred securities in which the Corporation was invested due to the nature of the underlying collateral and the tranche in which the Corporation was invested in relation to the overall capital structure of the security. That is, the underlying collateral of US Capital Funding VI included 74 term loans issued by 32 different companies as well as 61 trust preferred securities issued by individual financial institutions or insurance companies. None of the other structured pooled trust preferred securities owned by the Corporation contained term loans, which often result in greater risk and the potential for downward price volatility.

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Please tell us whether you calculated an implied market yield for the US Capital Funding VI security at June 30, 2008 and September 30, 2008 based on the expected cash flows assuming purchase at current fair value and the results of that analysis. In this regard, we note that if the implied market yield was significantly in excess of other securities with similar remaining durations, it may be indicative of credit concerns of this security. We did not calculate the implied market yield as of the dates mentioned. Our conclusions on other-than-temporary impairment were based on the cash flow analyses in accordance with EITF 99-20 as of the applicable dates.

•

Please tell us whether you reconciled the estimated cash flows and the current fair value of the security to understand the significant differences between the two measures, and if so, the results of your analysis. We did not reconcile the estimated cash flows to the current fair value of the security as of the dates mentioned, as the fair values obtained at the time were highly subjective and did not include supporting cash flow estimates. Our primary focus in our other-than-temporary impairment evaluations was the results of the cash flow analysis based on reasonable assumptions.

•

Tell us whether contractually interest accrues on the deferred cash flows of the security, and at what rate any interest accrues. The following is an excerpt from the Offering Circular for US Capital Funding VI:

“So long as any Class A-1 Notes, Class A-2 Notes, Class B-1 Notes or Class B-2 Notes are outstanding, to the extent interest is not paid on the Class C-1 Notes or Class C-2 Notes on any payment date, such amounts will be deferred and added to the principal balance of the Class C-1 Notes and the Class C-2 Notes, and will bear interest at the applicable periodic rate applicable to such notes, and the failure to pay such amounts prior to the maturity of such Notes will not be an event of default under the indenture.”

In other words, interest on deferred cash flows is accrued at the contractual rate. The applicable periodic rate applicable to the Class C-1 Notes in which the Corporation is invested is 3 month LIBOR plus 200 basis points.

The Class C-1 Notes of US Capital Funding VI were not deferring or projecting deferral of interest as of June 30, 2008 or September 30, 2008.

We purchased this security at par.

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Tell us the discount rate used to calculate the present value of the cash flows of the US Capital Funding VI security at June 30, 2008 and September 30, 2008. The discount rate used to calculate the present value of the cash flows of the US Capital Funding VI security was 4.71% at June 30, 2008 and 4.79% at September 30, 2008. This represents the accounting yield.

The following paragraphs are intended to summarize the key facts that were considered in concluding that US Capital Funding VI became other-than-temporarily impaired in the 4th quarter of 2008, rather than the 3rd quarter of 2008.

US Capital Funding VI was structured differently from many other structured pooled trust preferred securities in that it contains term loans in addition to trust preferred securities issued by financial institutions and insurance companies. As of September 30, 2008, US Capital Funding VI had 135 individual pieces of underlying collateral, comprised of 74 term loans issued by 32 different companies and 61 separate trust preferred securities, with a principal balance of $605,302,028. We believed global default assumptions were appropriate in evaluating future cash flows and consistent with our understanding of the methodology being applied at the time by many investors in structured pooled trust preferred securities that had complex collateral structures such as US Capital Funding VI.

Management consulted a valuation expert in developing a global default assumption of 5% of the underlying collateral of this security as of September 30, 2008, which would have resulted in a reduction in future cash flows of approximately $30.3 million. This 5% default assumption was in addition to $43.6 million of collateral that we knew had already defaulted as of September 30, 2008. Management believed that this global default rate was a reasonable assumption given all of the facts that were knowable at the time. Based on the collateral structure of the security and the tranche in which the Corporation is invested, there would have been no interruption of future cash flows to the Corporation as a result of actual collateral defaults that had occurred as of September 30, 2008 as well as the projected collateral defaults. Approximately $6 million of defaults in addition to actual and projected defaults could have occurred before the security became other-than-temporarily impaired based on our analysis.

Throughout the 4th quarter of 2008, the global economic crisis accelerated at an unprecedented rate and, as a result, the velocity of the collateral defaults within US Capital Funding VI increased beyond what management could have reasonably forecasted at the end of the 3rd quarter up to and including the date of the filing of our 3rd quarter Form 10-Q on November 7, 2008. Specifically, the following pieces of collateral defaulted in December 2008 and January 2009:

•	Credit Asset-Based Securitization g $22,500,000

•	Corus Bancshares g $18,000,000

•	First State Bancorporation g $18,000,000

US Capital Funding VI experienced actual defaults of $58.5 million in December 2008 and January 2009, when only $30.3 million was forecasted at September 30, 2008. Again, management believes that this was a direct result of the global economic meltdown, the scope of which could not have been reasonably forecasted at the end of the 3rd quarter. As a result, during the 4th quarter of 2008, management began researching the products made available by various valuation experts, with the objective of engaging an expert having the ability to evaluate each of the 135 pieces of underlying collateral in US Capital Funding VI. Prior to December 31, 2008, management engaged Sterne Agee since they had developed such a proprietary valuation model during the 4th quarter of 2008. Due to the scope of actual defaults that occurred in the 4th quarter, as well as the projection of future defaults resulting from the evaluation of the underlying collateral, management concluded that the Corporation’s investment in the US Capital Funding VI security became other-than-temporarily impaired in the 4th quarter of 2008.

In conclusion, although it is easy for us to go back nine months and second guess assumptions that were made in relation to our US Capital Funding VI security, we believe the methodologies that we used at the time were reasonable and generally accepted in the financial services industry as well as in compliance with the applicable standards. Our ongoing goal for all of our periodic filings with the SEC has been and will continue to be compliance with US Generally Accepted Accounting Principles as well as all applicable SEC rules and regulations. We prepared our September 30, 2008 10-Q with that intent and believe we utilized all facts and circumstances that could reasonably be expected to be discoverable by us at the time of our filing.

2.	We note your response to comment three to our letter dated March 3, 2009 where you discuss the increase in fair value of the MM Community Funding II security from September 30, 2008 to December 31, 2008. Your response indicates that the difference in fair value is due to the different valuation methodologies used at September 30, 2008 and December 31, 2008, due to the engagement of Sterne Agee as of December 31, 2008. Your response indicates that prior to the engagement of Sterne Agee, your investment custodian provided the fair value based on their proprietary debt security modeling platform. Your response also indicates the reasons why the valuation performed by Sterne Agee resulted in a higher fair value, including the fact that the Class B notes held by the Company have seniority with respect to principal and interest due to a large amount of issuer prepayments, and the fact that these securities were issued prior to the boom in trust preferred security issuances, and therefore had a higher spread. We note that neither of these two explanations would explain a change in fair value from September 30, 2008 to December 31, 2008, as all of these facts would have been true and knowable about the security at each valuation date. As a result, it would not appear appropriate to have a fair value of the security of $433,000 at September 30, 2008 (amortized cost of $1.24 million) and a fair value of $1.26 million as of December 31, 2008. Please provide additional information supporting the fair value of the MM Community Funding security at each of these two dates, and how you believe that methodology complies with SFAS 157’s definition of fair value, or tell us which fair value determination you believe was in error. If you believe that one of the two fair value determinations is in error, please provide a materiality analysis supporting your conclusion on the materiality of the error.

Upon further review by management of the pricing obtained for this security as of September 30, 2008 and December 31, 2008, we believe that the September 30, 2008 valuation was artificially low for numerous reasons which ultimately led to the global accounting controversy over the pricing of assets in distressed and illiquid markets. As discussed in our response dated March 31, 2009, the December 31, 2008 valuation was in conformity with paragraph 30 of FASB Statement No. 157 and related FSP 157-3.

We obtained the pricing of the security from Sterne Agee as of September 30, 2008 and estimated a fair value of $1,201,325, a variance of $767,857 from the fair value previously reported. If the assumption is made that the September 30, 2008 valuation used by the Corporation is in error, the effect of the error on the specific line items of the consolidated balance sheet and consolidated statement of comprehensive income included with our 3rd quarter 2008 Form 10-Q is as follows (in thousands):

Financial statement line item	Balance as previously reported	Balance as corrected	Percentage change
Consolidated balance sheet:
Securities available for sale	$191,997	$192,765	0.40%
Deferred tax asset (included in Accrued interest receivable and other assets)	16,751	16,482	(1.61)%
Total assets	1,006,750	1,007,249	0.05%
Accumulated other comprehensive loss	(7,834)	(7,335)	6.37%
Total shareholders’ equity	62,079	62,578	0.80%

Consolidated statement of comprehensive income:
Three months ended September 30, 2008
Unrealized gains/losses arising during period	(3,023)	(2,524)	16.51%
Other comprehensive loss	(3,123)	(2,624)	15.98%
Comprehensive (loss) income	(2,751)	(2,252)	18.14%

Nine months ended September 30, 2008
Unrealized gains/losses arising during period	(7,649)	(7,150)	6.52%
Other comprehensive loss	(7,825)	(7,326)	6.38%
Comprehensive (loss) income	(3,275)	(2,776)	15.24%

In order to evaluate the materiality of the misstatement, management consulted SEC Staff Accounting Bulletin No. 99, which provides guidance in applying materiality thresholds to the preparation of financial statements filed with the Commission and the performance of audits of those financial statements. The qualitative factors that management considered when evaluating the materiality of this misstatement included the following:

•	Whether the misstatement arose from an item capable of precise measurement or whether it arose from an estimate and, if so, the degree of imprecision inherent in the estimate

•	Whether the misstatement masks a change in earnings or other trends

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	Whether the misstatement changes a loss into income or vice versa

•	Whether the misstatement concerns a segment or other portion of the Corporation’s business that has been identified as playing a significant role in the Corporation’s operations or profitability

•	Whether the misstatement affects the Corporation’s compliance with regulatory requirements

•	Whether the misstatement affects the Corporation’s compliance with loan covenants or other contractual requirements

•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	Whether the misstatement involves concealment of an unlawful transaction

Based on management’s evaluation of the above qualitative factors, as well as the fact that the effect of the misstatement on total assets and total shareholders’ equity is less than 1%, management has concluded that the misstatement is immaterial and that restatement of the financial statements is not required or deemed necessary.

3.	We note your disclosure that as of March 31, 2009, three structured pooled trust preferred securities rated Ca by Moody’s with a fair value of approximately 17% of amortized cost are not impaired based on the present value of the projected cash flows. We note that this credit rating is the second lowest rating that is issued by the credit rating agency and that the fair value of these securities appears to have declined significantly since December 31, 2008, where these securities were already significantly underwater by approximately 70%. Based on the fact that you are testing these securities for impairment under FSP EITF 99-20-1, it is unclear to us how you concluded that there was not an adverse change in cash flows, considering both the timing of the cash flows and the amount of cash flows, as discussed in par. 12 of FSP EITF 99-20-1 from the original purchase of the security to the cash flows estimated as of December 31, 2008 and March 31, 2009. Please respond to the following:

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We note your disclosure indicates that the credit rating agency has downgraded the ratings of the securities since they were purchased by the Company due to liquidity disruptions in the credit markets and generally stressed conditions with financial services. However, not all of the pooled trust preferred securities have been downgraded as significantly as these securities in particular. Furthermore, we note that not all pooled trust preferred securities have decreased in fair value as significantly as these securities. Thus, tell us how you took into consideration this information in concluding that there was not an adverse change in cash flows. While management understood that these three structured pooled trust preferred securities have been downgraded and that their fair values declined further from December 31, 2008 to March 31, 2009, that doesn’t imply that an other-than-temporary impairment loss has occurred. Our conclusion that the securities were not other than temporarily impaired was based on the fact that there was not an adverse change in cash flows since none of the cash flows will be interrupted based on actual and projected defaults of the underlying collateral. These cash flow analyses were performed in accordance with applicable U.S. Generally Accepted Accounting Principles, including paragraph 10 of FSP EITF 99-20-1. The tables below summarize actual and projected defaults of each security and the incremental additional defaults beyond our projections required to result in an adverse change in cash flows as of December 31, 2008 and March 31, 2009.

December 31, 2008

Security	Actual defaults/deferrals	Actual and projected defaults/deferrals per cash flow analysis	Incremental defaults beyond our projections which would result in an adverse change in cash flows
Alesco V	$43,500,000	$57,476,927	$40,815,923
Alesco XII	46,500,000	100,095,607	136,424,151
Alesco XVII	34,000,000	52,195,070	72,391,799

March 31, 2009

Security	Actual defaults/deferrals	Actual and projected defaults/deferrals per cash flow analysis	Incremental defaults beyond our projections which would result in an adverse change in cash flows
Alesco V	$43,500,000	$83,236,001	$7,741,409
Alesco XII	61,000,000	157,181,269	84,817,440
Alesco XVII	49,000,000	92,612,980	46,441,402

The column labeled “incremental defaults beyond our projections which would result in an adverse change in cash flows” is very important because it shows that the collateral support exceeds actual and projected defaults. As of the measurement dates above, we believe the default, recovery, and prepayment assumptions used in estimating cash flows to be reasonable and in conformity with U.S. Generally Accepted Accounting Principles. The methodology and general description of the assumptions used in preparing the quantitative cash flow analyses as of these dates were previously provided as attachment 6 to our comment letter response dated March 31, 2009.

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Tell us how you took into consideration the guidance in paragraph 13A and 13B of FSP EITF 99-20-1, which indicates that it is inappropriate to automatically conclude that a security is not other-than-temporarily impaired simply because all of the scheduled payments to date have been received. The guidance notes that further analysis needs to be performed, and that companies should consider analyst reports and forecasts, sector credit ratings and other relevant market data to assess collectability of the security. We did not automatically conclude that a security was not other-than-temporarily impaired simply because all of the scheduled payments to date have been received, as outlined in paragraph 9 of FSP EITF 99-20-1. We employed a very detailed collateral specific methodology for projecting expected defaults and deferrals into our cash flow modeling.

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Please tell us whether you calculated an implied market yield for these securities as of December 31, 2008 and March 31, 2009 based on the expected cash flows assuming purchase at current fair value and the results of that analysis. In this regard, we note that if the implied market yield was significantly in excess of other securities with similar remaining durations, it may be indicative of credit concerns of the security. We did not compute an implied market yield since we valued these investments using a Level III approach; therefore, the cash flows used for determining other-than-temporary impairment and fair value for this purpose are the same.

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Please tell us whether you reconciled the estimated cash flows and the current fair value of the security to understand the significant differences between the two measures, and if so, the results of your analysis. Because we valued these securities using a Level III approach, we used the same cash flows in evaluating other-than-temporary impairment under EITF No. 99-20 as we did for determining fair value under FASB Statement No. 157.

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Tell us whether contractually interest accrues on the deferred cash flows of the security, and at what rate any interest accrues. The following is an excerpt from the Offering Circular for Alesco V, Alesco XII, and Alesco XVII:

“Any interest on the Class C Notes that is not paid when due by operations of the Priority of Payments will be deferred (such interest being referred to herein as “Class C Deferred Interest”). Any interest so deferred will be added to the aggregate outstanding principal amount of the Class C Notes and thereafter interest will accrue on the aggregate outstanding principal amount of such Notes, as so increased.”

The applicable periodic rate applicable to the Class C-1 Notes in which the Corporation is invested for these three securities is as follows:

•	Alesco V – 3 month LIBOR plus 165 basis points

•	Alesco XII – 3 month LIBOR plus 130 basis points

•	Alesco XVII – 3 month LIBOR plus 150 basis points

In other words, interest on deferred cash flows is accrued at the contractual rate. Alesco V and Alesco XVII were purchased at par. Only Alesco XII was purchased at a discount. None of these securities are currently deferring interest and are not forecasted to defer interest.

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Tell us the discount rate used to calculate the present value of the cash flows of these securities as of December, 31, 2008 and March 31, 2009. The discount rates, representing the accounting yield, used to calculate the present value of the cash flows of these securities as of December 31, 2008 and March 31, 2009 was as follows:

Security	CUSIP	Discount rate as of December 31, 2008	Discount rate as of March 31, 2009
Alesco V	01448TAD6	4.28%	4.87%
Alesco XII	01450DAE4	4.21%	4.84%
Alesco XVII	01450NAD4	4.13%	4.72%

4.	We note your disclosure that you sold $2.0 million of corporate debt securities during the first quarter of 2009 due to the determination by management that they represented a potential credit risk to the Company. We also note that as of December 31, 2008, you asserted that you had the intent and ability to hold the security until recovery. Please tell us all of the specific factors that change during the first quarter of 2009 that resulted in your decision to sell the securities during the first quarter. As part of your response, please ensure you discuss the date management decided to sell the securities and the credit ratings of the securities as of December 31, 2008 and at the time of sale.

During the quarter ended March 31, 2009, management elected to sell the following corporate debt securities in which the Corporation was invested:

Security	CUSIP	Date decision to sell made	Moodys credit rating as of December 31, 2008	Moodys credit rating as of date of sale
SunTrust Banks	867914AZ6	2/17/09	A1	A1
Fifth Third Bank	316773CF5	2/18/09	A2	A3
Huntington Capital Trust I	446283AD5	2/17/09	Baa1	Baa1

Security	Cost basis at 12/31/08	Unrealized loss at 12/31/08	Cost basis sold in February 2009	Realized loss on sale
SunTrust Banks	$1,000,000	$15,690	$1,000,000	$53,500
Fifth Third Bank	1,955,465	325,345	488,994	126,494
Huntington Capital Trust I	984,481	453,508	984,754	599,754

The decision to sell these securities was made in conjunction with a strategy developed during February of 2009 to reduce the Corporation’s exposure to corporate debt by identifying certain financial institutions who we felt, based upon our research, held a higher potential for failure. The objective of the decision was to reduce the Corporation’s corporate debt exposure to a level that more closely approximated other institutions using information made available from quarterly Uniform Bank Performance Reports (UPBR).

The economic downturn and the federal government’s actions to “save” the banking industry have been unprecedented, and seemingly every day throughout the first quarter of 2009 produced financial news that had a significant impact on one or more financial institutions. Based on management’s research and analysis, the largest U.S. financial institutions appeared to have little potential for failure as a result of the capital infusion made through the U.S. Treasury Department’s Capital Purchase

Program. Therefore, management’s focus shifted to opportunities that may be available to liquidate a portion of the Corporation’s debt securities issued by large regional banks, and management calculated the amount of corporate debt that would need to be sold in order to bring the Corporation’s exposure more in line with its peer institutions.

The Corporation’s primary business is evaluating credit quality, and the decision to sell the specific securities was based upon news and events that occurred in the first quarter of 2009 which were indicators of a significant deterioration of the issuers’ creditworthiness. Since the Huntington Capital Trust bond represents the majority of the loss recorded in the first quarter of 2009, our discussion will first focus primarily on the reasons to sell this security. The unrealized loss on the Huntington Capital Trust security was $453,508 as of December 31, 2008. The unrealized losses on the SunTrust security and the portion of the Fifth Third security that was sold as of December 31, 2008 were $15,690 and $81,336, respectively.

Huntington Bancshares announced its earnings results for the 4th quarter of 2008 and year to date 2008 on January 22, 2009. Huntington reported a loss of $417.3 million, or $1.20 per share, in the fourth quarter. Huntington made a profit of $75.1 million, or 17 cents per share, for the previous year comparable quarter. An article posted on the website TheStreets.com on January 22, 2009 revealed that analysts surveyed by Thomson Reuters were expecting a profit of 20 cents per share; thus, Huntington, missed its projected earnings by a substantial margin. In addition, several other financial websites such as Forbes, MarketWatch, CNBC, and Yahoo Finance were also reporting Huntington’s significant deterioration in earnings as compared to forecasts available as of December 31, 2008. Moreover, the loss recorded in the 4th quarter of 2008 did not include any goodwill impairment which was subsequently recorded by Huntington in the 1st quarter of 2009. In connection therewith, Huntington’s stock price dropped 82.9% from a closing price of $7.66 at December 31, 2008 to a closing price of $1.31 on February 17, 2009, the date our intent to sell the security rather than hold until the forecasted recovery occurred. Although no downgrade of the bond rating occurred between December 31, 2008 and when our intent changed and no other items listed in paragraph 8 of FASB Statement No. 115 occurred, the negative events that occurred in the first quarter of 2009 related to Huntington indicates significant deterioration in the issuer’s creditworthiness and caused management to change their intent in February 2009 and the security was sold.

The stock prices of Fifth Third and SunTrust also showed significant deterioration during the first few months of 2009. Fifth Third’s price decreased by 79.8% from $8.26 at December 31, 2008 to $1.67 on February 17, 2009, the date our intent to sell the security rather than hold until forecasted recovery occurred. SunTrust’s price decreased by 75.9% from $29.54 at December 31, 2008 to $7.11 on February 17, 2009, the date our intent to sell the security rather than hold until forecasted recovery occurred. Like Huntington, both Fifth Third and SunTrust missed 4th quarter earnings forecasts. Analysts polled by Thomson Financial on average predicted earnings of $0.01 per share for Fifth Third (AP article 1/22/09). Actual results were a $2.2 billion loss or $3.82 per share. For SunTrust, analysts predicted earnings per share of $0.11 per share (Memphis Commercial Appeal 1/23/09) and the quarter showed an actual loss of $379 million or $1.08 per share. Additionally, SunTrust also announced that it cut its quarterly dividend from $0.54 per share to $0.10. This reduction is a further decline from the $0.77 per share paid out at the beginning of 2008 by SunTrust.

We believe the events described above represent conditions that did not exist as of our December 31, 2008 balance sheet date and as a result should not result in an adjustment to the December 31, 2008 consolidated financial statements. In reading AU 560 regarding subsequent events, paragraph .03 states that the first type of subsequent event consists of those events that provide additional evidence with respect to conditions that existed at the balance sheet date and affect estimates inherent in the process of preparing financial statements. As this issue related to intent does not relate to estimates included in financial statements such as valuation allowances for loans, other real estate owned and mortgage servicing rights, we believe the date of our intent changing is the primary trigger for the timing of the recognition of this loss. We also believe that Huntington missing its earnings estimate by $1.40 per share and experiencing a 82.9% decline in its stock price from December 31, 2008 through February 17, 2009 could not have been reasonably forecasted as of our financial statement date.

Furthermore, paragraph 14 of FSP FAS 115-1 states, “In applying that guidance, questions sometimes arise about whether an investor shall recognize an other-than-temporary impairment only when it intends to sell a specifically identified available-for-sale debt or equity security at a loss shortly after the balance sheet date. When an investor has decided to sell an impaired available-for-sale security and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale, the security shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made.” Since the decision was made in February 2009, we believe the loss is appropriately recognized in the first quarter of 2009.

As a result of these sales transactions, CNB Bank’s debt securities as a percentage of total securities is 6.29% as of March 31, 2009, compared to 7.74% as of December 31, 2008. The median of our peer institutions was 6.52% as of December 31, 2008; therefore, the Corporation accomplished its objective to reduce its exposure to corporate debt securities. As previously mentioned, these objectives were not drafted by the Corporation until 2009 and were based largely on UPBR data published in early February 2009.

After the sales within this portfolio during the first quarter, we believe we have reduced the Corporation’s risk in this portfolio to an acceptable level and have the intent and ability to hold the remaining portion of our corporate debt portfolio that are in a material unrealized loss position until the forecasted recovery which may be maturity unless any of the individual securities show significant deterioration of creditworthiness. The Corporation does not have a history of significant security sales, as evidenced in the table below.

Year	Proceeds	Gross Gains	Gross Losses
2008	$6,495,000	$135,000	$18,000
2007	11,734,000	538,000	37,000
2006	247,000	343,000	5,000

Please contact me if you have any questions concerning this letter.

Sincerely,

Charles R. Guarino, CPA
Treasurer and Principal Financial Officer